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                             April 5, 2022

       Vincent Or
       Chief Financial Officer
       Junee Ltd
       Studio 20, 11 F, International Plaza
       20 Sheung Yuet Road
       Kowloon Bay, Kowloon, Hong Kong

                                                        Re: Junee Ltd
                                                            Amendment No. 2 to
Draft Registration Statement on Form F-1
                                                            Submitted March 14,
2022
                                                            CIK No. 0001897087

       Dear Mr. Or:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 28, 2022 letter.

       Amendment No. 2 to Draft Registration Statement on Form F-1 Submitted March 14, 2022

       Cover Page

   1. We note your disclosure in response to comment 1. Please disclose prominently and explicitly on the
prospectus cover page that you are not a Chinese or Hong Kong operating company but a
BVI holding company with operations conducted by your
                                                        subsidiary based in
Hong Kong.
   2. We note your revised disclosure in response to comment 2 and reissue the comment in part. Where you
disclose that there are legal and operational risks associated with being based in or having the
majority of the company's operations in Hong Kong, clearly
 Vincent Or
FirstName
Junee Ltd LastNameVincent Or
Comapany
April       NameJunee Ltd
       5, 2022
April 25, 2022 Page 2
Page
FirstName LastName
         disclose whether these risks could result in a material change in your operations and/or the value of the securities you are registering for sale or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. In addition, where you disclose that "Recently, the PRC government initiated a series of regulatory actions and statements...," specifically disclose how recent statements and regulatory actions by China's government, such as those related to data security or anti-monopoly concerns have or may impact the company's ability to conduct its business, accept foreign investments, or list on a U.S. or other foreign exchange.
3. We note your revised disclosure that "under the Holding Foreign Companies Accountable
         Act if the PCAOB is unable, or determines that it cannot inspect or fully investigate our auditors for three consecutive years beginning in 2021 . . ." Please revise to discuss that the three years you reference could be reduced to two years if the Accelerating HFCAA
         Senate bill is enacted. Make consistent revisions in the header of the related risk factor that is referenced on the cover page.
4. We note your disclosure in response to comment 4 and reissue the comment in part.
         Please expand the disclosure here, as you do on pages 4 and 24, to discuss your majority shareholder's ability to control the outcome of any vote requiring the approval of a majority of shareholders. In this regard, we note your disclosure that "your largest shareholder will beneficially own approximately 65% of the aggregate voting power of our issued and outstanding Ordinary Shares as a group."
Prospectus Summary, page 1

5. We note your revised disclosure in response to comment 5. Revise the second bullet point under "Risks Related to Our Ordinary Shares and This Offering..." on page 5 to clearly disclose that trading in your securities may be prohibited under the Holding Foreign
         Companies Accountable Act if the PCAOB determines that it cannot inspect or investigate completely your auditor, and that as a result an exchange may determine to delist your securities. Disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021.
Summary of Risk Factors, page 2

6. We note your revised disclosure in response to comment 6. Please further revise your disclosure on pages 2-7 to individually and specifically identify risks arising from the legal system in China and Hong Kong, including all of the risks described on the prospectus cover page; risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in
         China-based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale. Acknowledge any risks that any
 Vincent Or
Junee Ltd
April 5, 2022
Page 3
         actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
         Please revise your cross references to include the heading of the risk factor to which you are referring.
Recent Regulatory Developments in the PRC, page 9

7. We note your disclosure in response to comment 8, specifically that "Junee is not required to obtain approvals from the CSRC..." and "...neither Junee nor OPS HK is required to obtain approval from the CAC or any other PRC competent authorities in relation to the operations of OPS HK." Please expand your discussion to clearly state whether you or your subsidiaries are covered by permissions requirements from the China Securities
         Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any
         other governmental agency that is required to approve your operations, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. In addition, where you discuss potential consequences to you and your investors if you are required to obtain such permissions or approvals in the future, please also address any consequences to you and your investors regarding permissions required by the CSRC, CAC, or any other governmental agency if you or you subsidiaries (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.
There remain some uncertainties as to whether we will be required to obtain approval..., page 21

8. We note your disclosure in response to comment 10 and reissue the comment. Please expand the disclosure in your risk factor on page 22 to clearly explain how recent events indicating greater oversight by the Cyberspace Administration of China
(CAC) over data
         security impacts your business and your offering and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date. In this regard, we note that you deleted the reference to the CAC. Pleas also revise to state explicitly whether you have obtained an opinion of counsel with respect to approvals and permissions from the CAC as you do on page 10.
Material Licenses, Certificates and Approvals, page 89
FirstName LastNameVincent Or
9. We note your disclosure that "OPS HK has obtained all material licenses, certificates and
Comapany     NameJunee
       approvals         Ltdfor carrying on its business activities." Please
revise to ensure your
                   required
April 5,disclosure
         2022 Pageregarding
                     3        permissions and approvals is not qualified by
materiality.
FirstName LastName
 Vincent Or
FirstName
Junee Ltd LastNameVincent Or
Comapany
April       NameJunee Ltd
       5, 2022
April 45, 2022 Page 4
Page
FirstName LastName
General

10.      Where you disclose the opinions of "PRC Counsel" and "Hong Kong
Counsels"
         throughout your filing, please identify your PRC and Hong Kong counsels by name and file the related consents as an exhibit to the registration statement. See Rule 436 and
         Section 7 of the Securities Act.
       You may contact Suying Li at 202-551-3335 or Angela Lumley at 202-551-3398 if you
have questions regarding comments on the financial statements and related matters. Please contact Stacey Peikin at 202-551-6223 or Jennifer L pez Molina at 202-551-3792 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Trade &
Services